November 27, 2020

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Mr. Jonathan Burr
Ms. Erin E. Martin

Re:	Apartment Income REIT Corp. (f/k/a Aimco-LP, Inc.)
Registration Statement on Form 10-12B
File No. 001-39686
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Burr and Ms. Martin:

Reference is made to the Registration Statement on Form 10 (File No. 001-39686) (as amended, the “Registration Statement”) filed by Apartment Income REIT Corp. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).

The Company hereby respectfully requests that the effective date of the Registration Statement be accelerated to 4:30 p.m., Eastern time, on November 30, 2020, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 promulgated thereunder. The reason for this request is, on November 25, 2020, the board of directors of Apartment Investment and Management Company (“Aimco”) took several actions in connection with the spin-off of the Company from Aimco, including establishing the distribution ratio, setting a record date of December 5, 2020 (the “Record Date”) and setting an anticipated distribution date of December 15, 2020. Aimco and the Company wish to (1) commence trading on the NYSE on a “when issued” basis as soon as practicable and potentially as early as December 3, 2020, and (2) immediately after the Record Date commence the mailing of the notice of availability of the information statement, which is filed as an exhibit to the Registration Statement.

If the staff of the Commission has any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Joseph A. Coco, of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) at (212) 735-3050, Blair T. Thetford of Skadden at (212) 735-2082 or Michelle Gasaway of Skadden at (213) 687-5122. The Company requests that it be notified of the effectiveness of the Registration Statement by a telephone call to any of Mr. Coco, Mr. Thetford or Ms. Gasaway and that such effectiveness also be confirmed in writing.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

Apartment Income REIT Corp.

By:	/s/ Terry Considine
Name:	Terry Considine
Title:	Chief Executive Officer

cc:	Lisa R. Cohn, Esq., President
and General Counsel

Joseph A. Coco, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Blair T. Thetford, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

P. Michelle Gasaway
Skadden, Arps, Slate, Meagher & Flom LLP

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